PROCURADORIA-GERAL DA FAZENDA NACIONAL COORDENAÇÃO-GERAL DE OPERAÇÕES FINANCEIRAS - COF

April 7, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Federative Republic of Brazil

Registration Statement under Schedule B of the Securities Act of 1933, filed on January 3, 2022 and amended pursuant to Amendment No. 1, filed on March 31st, 2022

File No. 333-261972

CIK No. 0000205317

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Federative Republic of Brazil (“Brazil”) hereby requests that Brazil’s Registration Statement No. 333-261972, as first filed with the Securities and Exchange Commission (the “Commission”) under Schedule B on January 3, 2022, and amended by Pre-Effective Amendment No. 1 as filed with the Commission on March 31st, 2022, be declared effective at 9:00 a.m. on April 11th, 2022 or as soon thereafter as practicable.

Very truly yours,

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Fabiani Fadel Borin

Fabiani Fadel Borin

Attorney of the National Treasury of Brazil

cc.: Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP

jgiraldez@cgsh.com

+1 212-225-2372